CORRIDOR VENTURES I ACQUISITION CORP.
CORRIDOR VENTURES II ACQUISITION CORP.
995 Orion Court
Merrick, NY 11566

October 29, 2010

By EDGAR Transmission
Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Corridor Ventures I Acquisition Corp.
Registration Statement on Form 10
Filed August 13, 2010
File No. 000-54083

Corridor Ventures II Acquisition Corp.
Registration Statement on Form 10
Filed August 13, 2010
File No. 000-54084

Dear Ms. Long:

     On behalf of Corridor Ventures I Acquisition Corp., or Corridor I, and Corridor Ventures II Acquisition Corp., or Corridor II, we are submitting Corridor I’s and Corridor II’s responses to the comments of the staff of the Securities and Exchange Commission set forth in the staff’s letter, dated September 3, 2010, providing the staff’s comments with respect to the above referenced Form 10 registration statements.

     For your convenience your comments are included and are followed by our corresponding responses. Unless the context indicates otherwise, references in this letter to “our company,” “we”, “us” and “our” refer to Corridor I and/or Corridor II as applicable.

General

1.

Please note that your registration statements will become effective by operation of law 60 days from the day you filed them and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statements and resubmit new registration statements when you have revised your documents.

Response:

We acknowledge our obligation to file reports required by Section 13 of the Securities Exchange Act of 1934. Our controlling stockholder and sole officer and director, David Waldman, and an entity controlled by Mr. Waldman, Corridor Ventures, LLC, which is the record owner of all of our outstanding common stock, have filed a Schedule 13D with the SEC and Mr. Waldman and Corridor Ventures, LLC have each filed a Form 3 with the SEC. We will also undertake to file all of the other reports and statements required to be filed by a reporting company under the Securities Exchange Act of 1934.

2.	The comments provided are applicable to both Corridor Ventures I Acquisition Corporation and Corridor Ventures II Acquisition Corporation.

Response:

We acknowledge that the comments provided by the staff are applicable to both Corridor I and Corridor II and have amended the Form 10 registration statements of each of Corridor I and Corridor II to be consistent with the responses contained in this letter.

Item 1. Description of Business, Page 2
Form of Acquisition, page 3

3.

Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company’s management.

Response:

We have amended the Form 10 Registration Statements of Corridor I and Corridor II to state in Item 1. Description of Business under the heading "Form of Acquisition" the following disclosure: "We plan to search for viable business combination targets by leveraging the contacts of David Waldman, our sole officer and director. Mr. Waldman is the founder and President of Crescendo Communications, LLC, an investor relations firm that specializes in representing middle market public companies. Through his employment with Crescendo, Mr. Waldman has access to attorneys, accountants, audit firms, investment banks, financial advisors, business brokers and others who could help us identify viable acquisition targets. Mr. Waldman will reach out to these professionals to help identify acquisition targets for us.”

4.

Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Response:

We have revised our disclosure in the Form 10 registration statements of both Corridor I and Corridor II to provide that unless required by applicable law or regulation, we do not intend to supply disclosure to shareholders concerning a target company and its business. However, if a proposed transaction involving a change of control of our company is undertaken, then we will file and provide to shareholders a Schedule 14f-1, as required, which will include, among other things, information concerning the target company. Furthermore, we will file a current report on Form 8-K, as required, within four business days of the consummation of a transaction pursuant to which, our company ceases to be a shell company. This Form 8-K will include complete disclosure of the target company, including “Form 10” information regarding the target company and audited financial statements.

5.

We note disclosure of “common stock, par value $.0001 per share” in the first sentence of the second paragraph on page 3. We note that you are registering common stock, par value $.001 per share. Please revise to disclose the correct par value of the common stock you are registering.

Response:

We have revised our disclosure in the Form 10 registration statements of both Corridor I and Corridor II to refer to the correct par value of $.001 per share.

Management’s Discussion and Analysis or Plan of Operations, page 5

6.

During the next 12 months you anticipate incurring costs related to the filing of Exchange Act reports and consummating an acquisition. You believe you will be able to meet these costs through the use of funds in your treasury and additional amounts, as necessary, to be loaned by or invested by your stockholders, management or other investors. Please clearly identify each source of liquidity pursuant to Item 303(a)(1) of Regulation S-K. Please also clarify what is meant by funds in treasury. In this regard, we note that you have no cash or other current assets on your balance sheet as of March 31, 2010. It is not clear what funds are currently available for your use.

Response:

As the staff pointed out in comment 6, we do not have any current assets on our balance sheet. Accordingly, we have removed all references in each of the Form 10 registration statements to funds in treasury. We have further revised the disclosure in our plan of operations to provide that we have no source of liquidity other than funds that may be loaned to us or invested in us by our sole officer and director, David Waldman. Mr. Waldman has indicated that he intends to pay for the expenses necessary for us to operate, including the expenses necessary to file reports with the SEC and to seek out an acquisition target, until we consummate a business combination. Although Mr. Waldman has made such indication, he is not legally committed to make any further loan or investment to us and if he were to stop making loans or investments in amounts necessary to cover our expenses, we would have no other known source of liquidity and would likely have to wind down all operations.

7.

We note the statement that the costs of investigating and analyzing business combinations for the next 12 months may be paid with money loaned or invested in you by your stockholders, management or other investors. Please disclose whether you have any contractual agreements for such funding. Note that summaries of any oral agreements should be filed as exhibits to the registration statement.

Response:

We do not have any contractual agreements for financing our expenses. We have revised the disclosure in both Form 10 registration statements to make this clear. As provided in our response to comment 6, our sole officer and director has indicated that he intends to cover our expenses until we consummate an acquisition. However, his indication is not a binding agreement and he can stop paying for our expenses at any time. Since we do not believe there is any binding agreement with Mr. Waldman to cover our expenses (i.e., just a statement to us of his intent to do so), we have not filed the exhibit referenced in comment 7.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 7

8.

Please explain to us how the 1,000,000 common shares shown in the table reconciles with the 2,000,000 common shares issued to the company’s president, as provided in note 5 to the financial statements. We also note your disclosure on page 13 indicating that at June 30, 2010 you had one record holder of one million shares of your common stock, as well as y our disclosure under “Recent Sales of Unregistered Securities” on page 14 that reports the sale of only 1,000,000 common shares. Please advise or revise.

Response:

The disclosure in our Form 10 registration statement is erroneous. The financial statements, note 5, is correct. A total of 2,000,000 shares have been issued and are issued and outstanding currently. All of such shares are held by Corridor Ventures, LLC. Of such shares, 1,000,000 were issued to Corridor Ventures, LLC for a total purchase price of $1,000 and 1,000,000 were issued to Corridor Ventures, LLC in consideration for services rendered by David K. Waldman, the sole manager of Corridor Ventures, LLC. We have revised the disclosure in our Form 10 registration statement to correct such erroneous disclosure.

Item 5. Directors and Executive Officers, page 8
Indemnification of Directors and Executive Officers, page 8

9.

Please revise to include all of Mr. Waldman’s business experience during the last five years. We note disclosure on page 11 that Mr. Waldman is a financial consultant in or to several companies, but this information is not disclosed here. Please elaborate on the nature and extent of these financial consulting services. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Waldman should serve as a director for you at the time the disclosure is made, in light of your business and structure. Please also include a brief explanation as to the nature of the responsibility undertaken by Mr. Waldman in prior positions to provide adequate disclosure of his prior business experience. What is required is information relating to the level of his professional competence, which may include, depending upon the circumstances such specific information as the size of the operation supervised.

Response:

Mr. Waldman has served as our Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and Sole Director since our inception on February 22, 2010. Mr. Waldman currently serves as president of Crescendo Communications, LLC, an investor relations firm headquartered in NYC, which he founded in 2006. As President of Crescendo, Mr. Waldman has provided investor relations services for over 35 public companies ranging in market caps and across many industries. These clients are listed on the Nasdaq, NYSE Amex, and OTC Bulletin Board. In this capacity, Mr. Waldman has advised public companies on a broad range of topics including capital markets strategy, financing strategy, M&A strategy, shareholder communication and more. Prior to founding Crescendo, Mr. Waldman served in various roles, most recently as a Vice President at Lippert/Heilshorn & Associates, Inc. from 2002 to 2006. Mr. Waldman has B.S. degrees from Northwestern University in Communication Studies and Political Science.

10.

Please revise to disclose any other directorships held by each director in an company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. For example, we note that QSGI Inc. filed a Form 8-K on August 11, 2010 to disclose that David K. Waldman was elected as a director.

Response:

We have revised the disclosure in each of the Form 10 registration statements to provide that other than Mr. Waldman’s position as a director of Corridor I, Corridor II and QSGI Inc., Mr. Waldman does not serve as a director of any other company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Prior Blank Check Experience, page 9

11.

Please explain the business purpose of the other company listed in this section, and discuss the impact each will have on the other. For example, if Mr. Waldman has discretion to present a business opportunity that could be in the best interest of the registrant company to the other blank check company or any other company in which he has an interest, please disclose this. Please clarify whether there is any mechanism or agreement in place regarding the allocation of such business opportunities.

Response;

We have revised the disclosure in each of the Form 10 registration statements to explain that the business purpose of the other company listed in the referenced section is identical to our business purpose. We also now disclose that Mr. Waldman has discretion to present a business opportunity that could be in the best interest of the registrant company to the other blank check company or any other company in which he has an interest and that there is no mechanism or agreement in place regarding the allocation of such business opportunities.

12.

Please provide a discussion of any other blank check or shell companies in which Mr. Waldman may have been involved. The discussion should in clued the name of each company, the date of the initial public offering or registration, the offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and Mr. Waldman’s subsequent involvement in the company.

Response:

Mr. Waldman has never been involved in any other blank check companies or shell companies other than Corridor I and Corridor II. Therefore, we did not further revise our disclosure in response to comment 12.

Item 6. Executive Compensation, page 10
Summary Compensation Table, page 10

13.	We note the summary compensation table on page 10. Please revise the table to include the headings and information pursuant to Item 402(n) of Regulation S-K.

Response:

We have revised the summary compensation table to include the headings and information required by Item 402(n) of Regulation S-K.

Financial Statements
General

14.	Please revise your Form 10 to provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response:

We have revised each Form 10 registration statement to provide updated interim financial statements as of and for the period ended September 30, 2010, and related disclosures as required by Rule 8-08 of Regulation S-X.

Statement of Cash Flows, page F-5

15.	Please revise your statement of cash flows to include the common stock subscription as part of the non-cash investing and financing activities.

Response:

We have revised our statement of cash flows in each Form 10 registration statement to include the common stock subscription as part of the non-cash investing and financing activities.

     Each of Corridor I and Corridor II hereby provides the SEC with this written statement in which we acknowledge the following:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the staff’s comments or if you would like to discuss any other matters, please contact David Waldman, at (917) 355-2239.

Sincerely,

CORRIDOR VENTURES I ACQUISITION CORP.

By: /s/ David K. Waldman
Chief Executive Officer and Chief Financial Officer

CORRIDOR VENTURES II ACQUISITION CORP.

By: /s/ David K. Waldman
Chief Executive Officer and Chief Financial Officer